OM 9/13

SEC  05044073 ISSION

AM 9-12-2005*

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22598

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investacorp, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15450 New Barn Road
(No. and Street)

Miami Lakes	Florida	33014
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce A. Zwigard (305)557-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG - LLP
(Name – *if individual, state last, first, middle name*)

One Biscayne Tower - Suite 2800, South Biscayne Blvd., Miami, Florida 33031
(Address) (City) (State) (Zip Code)

PROCESSED
SEP 14 2005
THOMSON FINANCIAL


SEC MAIL PROCESSING SECTION
RECEIVED
AUG 31 2005
WASH. D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KK 9/13

OATH OR AFFIRMATION

I, Bruce A. Zwigard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investacorp, Inc., as of June 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF FLORIDA
COUNTY OF MIAMI-DADE

Subscribed and affirmed before me this 12th day of August 2005 by Bruce Zwigard, who is personally known to me.

Signature

President

Title

Notary Public


NOTARY PUBLIC
STATE OF FLORIDA

Valerie A. Knifflin
Commission # DD081896
Expires Feb. 11, 2006
Bonded Thru
Atlantic Bonding Co., Inc.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] ~~(c) Statement of Income (Loss).~~
- [x] ~~(d) Statement of Changes in Financial Condition.~~
- [x] ~~(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.~~
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] ~~(g) Computation of Net Capital.~~
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] ~~(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.~~
- [x] ~~(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.~~
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


KPMG

INVESTACORP, INC.

Statement of Financial Condition
Part IIA of Form X-17A-5

June 30, 2005

(With Independent Auditors' Report Thereon)

INVESTACORP, INC.

Table of Contents

	Page
Independent Auditors' Report	1
Financial Statement:	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-4



KPMG LLP
Suite 2800
One Biscayne Tower
Two South Biscayne Boulevard
Miami, FL 33131

Independent Auditors' Report

The Board of Directors
Investacorp, Inc.:

We have audited the accompanying statement of financial condition (Part IIA of Form X-17A-5) of Investacorp, Inc. (the Company) as of June 30, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition (Part IIA of Form X-17A-5) referred to above presents fairly, in all material respects, the financial position of Investacorp, Inc. as of June 30, 2005, in the form prescribed by the Securities and Exchange Commission and, in accordance with accounting principles generally accepted in the United States of America.

KPMG LLP

August 5, 2005

INVESTACORP, INC.

Statement of Financial Condition

June 30, 2005

Assets		
Cash and cash equivalents	$	1,595,392
Commissions receivable		2,577,720
Receivable from brokers/dealers		1,880,510
Marketable securities owned, at market value		2,975,975
Deposits with clearing brokers/dealers		302,841
Other assets		232,230
Total assets	$	9,564,668
Liabilities and Shareholder's Equity		
Commissions payable	$	3,770,157
Accounts payable and accrued expenses		1,854,408
Securities sold, not yet purchased, at market value		5,252
Total liabilities		5,629,817
Shareholder's equity:		
Common stock, $1 par value. Authorized, issued, and outstanding 1,000 shares		1,000
Additional paid-in capital		235,000
Retained earnings		3,698,851
Total shareholder's equity		3,934,851
Total liabilities and shareholder's equity	$	9,564,668

See accompanying notes to statement of financial condition.

INVESTACORP, INC.

Notes to Statement of Financial Condition

June 30, 2005

(1) Business and Summary of Significant Accounting Policies

(a) Business

Investacorp, Inc. (the Company) is registered as a broker/dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers, Inc. In connection with its activities as a broker/dealer, the Company holds no funds or securities for customers. The Company executes and clears all customer transactions with clearing brokers/dealers on a fully disclosed basis.

(b) Commissions and Trading Profit – Revenue and Expense Recognition

Commissions and trading profit, and related expenses from transactions in mutual funds, general securities, variable insurance, and other products are recorded on a trade-date basis. Transactions in direct participation programs such as limited partnerships and any related commission income and expense are recorded on a settlement-date basis. The impact of the difference between trade date and settlement date is not material.

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and on deposit with banks and highly liquid investments with maturities of three months or less when purchased.

(d) Marketable Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and securities sold, not yet purchased, are valued at quoted market prices with the resultant change in market price included as trading profits for the period.

(e) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and revenue and expenses to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2) Deposits with Clearing Brokers/Dealers

Pursuant to the Company's clearing agreements with its clearing brokers/dealers, the Company is required to maintain interest-bearing security deposits totaling $300,000 for the duration of the respective agreements.

(3) Income Taxes

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, federal income taxes have not been provided since such taxes are the responsibility of the shareholder. The Company is liable for state income and franchise taxes in certain states.

(Continued)

INVESTACORP, INC.

Notes to Statement of Financial Condition

June 30, 2005

(4) Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2005, the Company had net capital of $3,252,947, which was $2,877,976 in excess of its required net capital of $374,971. The Company's net capital ratio was 1.73 to 1.

(5) Profit-Sharing Plan

The Company sponsors the Investacorp, Inc. 401(k) Profit-Sharing Plan Trust (the Plan). The Plan is designed to allow all eligible employees to share in the profits of the Company. The Company matches 50% of an eligible employee's contribution, limited to 2% of an employee's salary. The Company's contribution to the Plan amounted to $67,550 for the year ended June 30, 2005. Pursuant to the Plan, the Company may also make discretionary contributions to the Plan. For the year ended June 30, 2005, the Company did not make a discretionary contribution.

(6) Related-Party Transaction

The Company has entered into a service agreement with a related party. The related party provides services, support, and facilities to the Company. The fee is based on actual cost for services provided which is estimated at approximately $45,000 per month. The service expense for the year ended June 30, 2005, which is included in general and administrative expenses, amounted to $540,000.

(7) Commitments and Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.


KPMG

INVESTACORP, INC.

Independent Auditors' Report on
Internal Control Structure
Required by SEC Rule 17a-5

June 30, 2005



KPMG LLP
Suite 2800
One Biscayne Tower
Two South Biscayne Boulevard
Miami, FL 33131

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors
Investacorp, Inc.:

In planning and performing our audit of the financial statements ~~and supplemental schedules~~ of Investacorp, Inc. (the Company) as of and for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and (2) for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly security examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the board of governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's aforementioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the Commission's objectives. In addition, the Company was in compliance with the exemption provision of Rule 15c3-3, and no facts came to our attention indicating that such provisions have not been complied with during the year ended June 30, 2005.

This report is intended solely for the use of the board of directors and management of Investacorp, Inc., the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

August 5, 2005